UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

High Country Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

42965Q 10 7 (CUSIP Number)

Richard A. Hills, Jr., Esq.
Womble Carlyle Sandridge & Rice, PLLC
3500 One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 888-7419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (§)(§) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (§) 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 4 pages

SCHEDULE 13D

CUSIP NO. 42965Q 10 7

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). MidCountry Financial Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization Georgia

	7.	Sole Voting Power 45,595 shares of common stock

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 45,595 shares of common stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,595 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 5.04%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 42965Q 10 7                                                                 13D                                                                      Page 3 of 4 Pages

Item 1.    Security and Issuer.

(a)	Name of Issuer: High Country Bancorp, Inc. (the “Company”).

(b)	Address of the Principal Executive Offices of the Company: 7360 West U.S. Highway 50, Salida, Colorado 81201.

(c)	Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value per share, of the Company (the “Common Stock”).

Item 2.    Identity and Background.

This statement is being filed by MidCountry Financial Corp., a Georgia corporation (“MidCountry”). MidCountry’s principal business is owning 100% of the outstanding capital stock of Heights Finance Corporation, a consumer finance company. MidCountry’s business address is:

MidCountry Financial Corp.
P.O. Box 4164
Macon, Georgia 31208

MidCountry has not, during the last five years, been convicted in a criminal proceeding. MidCountry was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting MidCountry to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On August 30, 2002, MidCountry issued 32,760 shares of its common stock to Robert F. Hatcher, MidCountry’s Chief Executive Officer, and 56,150 shares of its common stock to Georgia Pine Level Foundation, Inc. (the “Foundation”), a Georgia corporation wholly owned by Mr. Hatcher, as consideration for the Common Stock reported herein. Shares of MidCountry’s common stock issued to Mr. Hatcher and the Foundation as consideration for the Common Stock consisted of MidCountry’s authorized but unissued common stock.

Item 4.    Purpose of Transaction.

MidCountry acquired the shares of Common Stock for investment purposes. MidCountry may acquire or dispose of additional shares of Common Stock from time to time.

CUSIP No. 42965Q 10 7                                                                 13D                                                                      Page 4 of 4 Pages

Item 5.    Interest in Securities of the Issuer.

(a-b)
On the date of this statement, MidCountry beneficially owns, and has the sole power to direct the vote and disposition of, 45,595 shares of Common Stock, or approximately 5.04% of the outstanding shares of Common Stock.

The percentage of Common Stock reported as beneficially owned is based upon 905,409 shares of common stock outstanding as reported by the Company in its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2002.

(c)
MidCountry acquired 16,800 shares of Common Stock from Robert F. Hatcher as consideration for MidCountry’s issuance to Mr. Hatcher of 32,760 shares of MidCountry’s common stock. MidCountry acquired 28,795 shares of Common Stock from the Foundation as consideration for MidCountry’s issuance to the Foundation of 56,150 shares of MidCountry’s common stock. Both acquisitions were effected as of August 30, 2002.

(d)	No person, other than MidCountry, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2002	MIDCOUNTRY FINANCIAL CORP. By: /S/ ROBERT F. HATCHER Robert F. Hatcher, Chief Executive Officer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. §1001).